Mail Stop 3561

February 6, 2007

Via Fax and U.S. Mail

Sandor E. Samuels, Esq.
Countrywide Home Loans, Inc.
4500 Park Granada
Calabasas, CA 91302

Re: **CWHEQ, Inc.**
        Registration Statement on Form S-3
        Filed January 10, 2007
        File No. 333-139891

Dear Ms. Samuels,

        We have limited our review of your filing for compliance with Regulation AB.
Please note that our limited review covers only those issues addressed in the comments
below. Please also note that our comments to either the base prospectus and/or the
prospectus supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so that we can better understand your disclosure. After reviewing this
information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

Prospectus Supplements

Repurchase, Substitution, Purchase or Removal of Mortgage Loans, page S-13

   1. We note that your third and fourth prospectus supplements indicate that the
      residual certificate holder or master servicer will be permitted to remove
      mortgage loans from the mortgage pool and release them from the lien of

indenture in aggregate principal amount not to exceed the outstanding net draws on such date. Please provide us with an analysis of why these additional repurchases are consistent with the definition of an asset-backed security.

Base Prospectus

The Loans, page 20

2. We note that you may include in an asset pool loans with adjustable interest rates, balloon loans and other types of non-traditional financing options and that your current risk factor disclosure indicates that there may be risks related to declining property values. Please tell us what consideration you have given to updating your risk factors section based on the current state of the housing market, including the increase in payment defaults and foreclosures.

Representations by Sellers; Repurchases, page 28

3. We note from the fifth bullet point in this section that you may include delinquent loans in an asset pool. Accordingly, please revise your prospectus supplements to provide the form of delinquency table you would provide, if applicable. Refer to Item 1100(b) of Regulation AB.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority,

declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 839-5599
     Mr. Edward J. Fine, Esq.
     Sidley Austin LLP